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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of November 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]         No [X]

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

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                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Press Release, released publicly on November 13, 2006.

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                                                                       EXHIBIT 1

           Jacada Reports Financial Results for the 2006 Third Quarter


     ATLANTA--(BUSINESS WIRE)--Nov. 13, 2006--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the 2006 third quarter.

     Total revenues for the 2006 third quarter were $5.2 million, compared to $5.5 million in the third quarter of 2005. Software and products revenues were $1.6 million in the 2006 third quarter, compared to $2.0 million in the third quarter of 2005.

     Non-GAAP net income for the 2006 third quarter was $89,000, or $0.00 per diluted share, compared to a non-GAAP net loss of $31,000, or $0.00 per diluted share, in the 2005 third quarter. On a GAAP basis, net loss for the 2006 third quarter was $181,000, or $0.01 per diluted share, compared to a net loss of $143,000, or $0.01 per diluted share, in the 2005 third quarter.

     Total revenues for the nine months ended September 2006 were $15.2 million, compared to $15.0 million for the nine months ended September 2005. Software and products revenues were $5.8 million for the nine months ended September 2006, compared to $4.8 million for the nine months ended September 2005.

     Non-GAAP net loss for the nine months ended September 2006 was $1.2 million, or $0.06 per diluted share, compared to a non-GAAP net loss of $4.2 million, or $0.22 per diluted share, in the nine months ended September 2005. On a GAAP basis, net loss for the nine months ended September 2006 was $1.9 million, or $0.10 per diluted share, compared to a net loss of $4.6 million, or $0.23 per diluted share, in the nine months ended September 2005.

     At the end of the 2006 third quarter, Jacada's cash and investments totaled $35.6 million, compared to $35.0 million at the end of the 2006 second quarter and $37.0 million at the end of the 2005 third quarter.

     "We believe that Jacada's near breakeven third-quarter results and our stable cash position demonstrate that our business is trending in the right direction," said Gideon Hollander, CEO of Jacada. "Our business model is working and we are witnessing increased demand for unified contact center desktops and customer service process optimization."

     During the third quarter, Jacada gained significant traction by adding notable customers including Quelle.Contact Vertrieb GmbH, a subsidiary of KarstadtQuelle's Mail Order Division, Europe's leading mail order retailer; Metavante, a major provider of banking and payments technologies to financial services firms and businesses worldwide; and MiCasa, a leading financial services company in Venezuela. Jacada also signed new business with Embratel, one of the largest telecom companies in Latin America.

     "We are excited to see companies investing in Jacada solutions to strategically differentiate their customer service operations by eliminating inefficiencies and streamlining workflows, as well as delivering more robust multi-channel customer service solutions," said Paul O'Callaghan, president of Jacada.

     "In the third quarter, Jacada continued building substantial industry relationships with global resellers and systems integrators," said O'Callaghan. "Leveraging these partnerships, Jacada is expanding its presence around the globe, building industry momentum and closing new business."

     During the quarter, Jacada and Datapoint Customer Solutions Ltd, the leading UK expert in call center operations, signed a distributor agreement that will augment Jacada's presence in the UK region. A significant partnership with a large systems integrator in Germany yielded the contract with Quelle.Contact. Additionally, Jacada forged a marketing and referral agreement with one of the world's largest contact center outsourcers, where Jacada's contact center solutions will be presented as a value-added offering to the partner's clients.

     "At this time, we have good visibility into the full year 2006 results," said Hollander. "Therefore, we expect 2006 total annual revenue to increase over 2004 and 2005 and to exceed $20.0 million. In addition, our backlog of unrecognized revenue for our contact center solutions continues to grow. Based on our sales pipeline, we believe that this backlog will continue to generally grow."

     Conference Call Details - Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. Eastern Time on November 13. To participate in the teleconference, please call toll-free 1-866-831-6291 or 617-213-8860 for international callers and provide passcode 85417947, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.fulldisclosure.com.

     A telephonic playback of the teleconference will be available for two days beginning at 12:30 p.m. ET on November 13. To access the replay, dial toll-free 1-888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 59886289.

     Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of net loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

     About Jacada - Jacada is a leading provider of customer service productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

     Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

     Jacada has over 1,200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

     This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and
(iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

     Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                          Nine months ended      Three months ended
                            September 30,           September 30,
                       ----------------------- -----------------------
                          2006        2005        2006        2005
                       ----------- ----------- ----------- -----------
                                          Unaudited
                       -----------------------------------------------
Revenues:
  Software and
   products                $5,782      $4,846      $1,637      $1,998
  Services                  2,426       3,059       1,313       1,113
  Maintenance               6,964       7,126       2,248       2,413
                       ----------- ----------- ----------- -----------

Total revenues             15,172      15,031       5,198       5,524
---------------------- ----------- ----------- ----------- -----------

Cost of revenues:
  Software and
   products                   934         719         116         347
  Services                  2,014       2,186         981         674
  Maintenance                 654         663         209         197
                       ----------- ----------- ----------- -----------

Total cost of revenues      3,602       3,568       1,306       1,218
---------------------- ----------- ----------- ----------- -----------

Gross profit               11,570      11,463       3,892       4,306
                       ----------- ----------- ----------- -----------

Operating expenses:
  Research and
   development              2,958       3,338       1,028       1,068
  Sales and marketing       7,730       8,885       2,332       2,360
  General and
   administrative           3,819       4,381       1,077       1,273
                       ----------- ----------- ----------- -----------

Total operating
 expenses                  14,507      16,604       4,437       4,701
---------------------- ----------- ----------- ----------- -----------

Operating loss             (2,937)     (5,141)       (545)       (395)
Financial income, net         999         589         364         252
                       ----------- ----------- ----------- -----------

Net loss                  $(1,938)    $(4,552)      $(181)      $(143)
                       =========== =========== =========== ===========

Basic net loss per
 share                     $(0.10)     $(0.23)     $(0.01)     $(0.01)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing basic
 net loss per share    19,729,599  19,463,062  19,913,246  19,523,695
                       =========== =========== =========== ===========

Diluted net loss per
 share                     $(0.10)     $(0.23)     $(0.01)     $(0.01)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing diluted
 net loss per share    19,729,599  19,463,062  19,913,246  19,523,695
                       =========== =========== =========== ===========

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                          Nine months ended      Three months ended
                            September 30,           September 30,
                       ----------------------- -----------------------
                          2006        2005        2006        2005
                       ----------- ----------- ----------- -----------
                                          Unaudited
                       -----------------------------------------------
Revenues:
  Software and
   products                $5,782      $4,846      $1,637      $1,998
  Services                  2,426       3,059       1,313       1,113
  Maintenance               6,964       7,126       2,248       2,413
                       ----------- ----------- ----------- -----------

Total revenues             15,172      15,031       5,198       5,524
---------------------- ----------- ----------- ----------- -----------

Cost of revenues:
  Software and
   products                   623         365          11         235
  Services                  1,976       2,186         969         674
  Maintenance                 646         663         207         197
                       ----------- ----------- ----------- -----------

Total cost of revenues      3,245       3,214       1,187       1,106
---------------------- ----------- ----------- ----------- -----------

Gross profit               11,927      11,817       4,011       4,418
                       ----------- ----------- ----------- -----------

Operating expenses:
  Research and
   development              2,895       3,338       1,011       1,068
  Sales and marketing       7,650       8,885       2,304       2,360
  General and
   administrative           3,624       4,381         971       1,273
                       ----------- ----------- ----------- -----------

Total operating
 expenses                  14,169      16,604       4,286       4,701
---------------------- ----------- ----------- ----------- -----------

Operating loss             (2,242)     (4,787)       (275)       (283)
Financial income, net         999         589         364         252
                       ----------- ----------- ----------- -----------

Net (loss) income         $(1,243)    $(4,198)        $89        $(31)
                       =========== =========== =========== ===========

Basic net (loss)
 income per share          $(0.06)     $(0.22)      $0.00      $(0.00)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing basic
 net (loss) income per
 share                 19,729,599  19,463,062  19,913,246  19,523,695
                       =========== =========== =========== ===========

Diluted net (loss)
 income per share          $(0.06)     $(0.22)      $0.00      $(0.00)
                       =========== =========== =========== ===========

Weighted average
 number of shares used
 in computing diluted
 net (loss) income per
 share                 19,729,599  19,463,062  20,301,429  19,523,695
                       =========== =========== =========== ===========

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                     Nine months ended September 30, 2006 (unaudited)
                     -------------------------------------------------
                        GAAP            Adjustments         Non-GAAP
                     ----------- ------------------------- -----------
                                 Amortization
                                 of acquired  Stock-based
                                  intangible  compensation
                                    assets      expenses
                                 ------------ ------------

Revenues:
  Software and
   products              $5,782                                $5,782
  Services                2,426                                 2,426
  Maintenance             6,964                                 6,964
                     ----------- ------------ ------------ -----------

Total revenues           15,172                                15,172
-------------------- ----------- ------------ ------------ -----------

Cost of revenues:
  Software and
   products                 934         (311)                     623
  Services                2,014                       (38)      1,976
  Maintenance               654                        (8)        646
                     ----------- ------------ ------------ -----------

Total cost of
 revenues                 3,602         (311)         (46)      3,245
-------------------- ----------- ------------ ------------ -----------

Gross profit             11,570          311           46      11,927
                     ----------- ------------ ------------ -----------

Operating expenses:
  Research and
   development            2,958                       (63)      2,895
  Sales and
   marketing              7,730                       (80)      7,650
  General and
   administrative         3,819                      (195)      3,624
                     ----------- ------------ ------------ -----------

Total operating
 expenses                14,507                      (338)     14,169
-------------------- ----------- ------------ ------------ -----------

Operating (loss)
 income                  (2,937)         311          384      (2,242)
Financial income,
 net                        999                                   999
                     ----------- ------------ ------------ -----------

Net (loss) income       $(1,938)        $311         $384     $(1,243)
                     =========== ============ ============ ===========

Basic net loss per
 share                   $(0.10)                               $(0.06)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 basic net loss per
 share               19,729,599                            19,729,599
                     ===========                           ===========

Diluted net loss per
 share                   $(0.10)                               $(0.06)
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 diluted net loss
 per share           19,729,599                            19,729,599
                     ===========                           ===========

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
----------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                     Three months ended September 30, 2006 (unaudited)
                     -------------------------------------------------
                        GAAP            Adjustments         Non-GAAP
                     ----------- ------------------------- -----------
                                 Amortization
                                 of acquired  Stock-based
                                  intangible  compensation
                                    assets      expenses
                                 ------------ ------------

Revenues:
  Software and
   products              $1,637                                $1,637
  Services                1,313                                 1,313
  Maintenance             2,248                                 2,248
                     ----------- ------------ ------------ -----------

Total revenues            5,198                                 5,198
-------------------- ----------- ------------ ------------ -----------

Cost of revenues:
  Software and
   products                 116         (105)                      11
  Services                  981                       (12)        969
  Maintenance               209                        (2)        207
                     ----------- ------------ ------------ -----------

Total cost of
 revenues                 1,306         (105)         (14)      1,187
-------------------- ----------- ------------ ------------ -----------

Gross profit              3,892          105           14       4,011
                     ----------- ------------ ------------ -----------

Operating expenses:
  Research and
   development            1,028                       (17)      1,011
  Sales and
   marketing              2,332                       (28)      2,304
  General and
   administrative         1,077                      (106)        971
                     ----------- ------------ ------------ -----------

Total operating
 expenses                 4,437                      (151)      4,286
-------------------- ----------- ------------ ------------ -----------

Operating (loss)
 income                    (545)         105          165        (275)
Financial income,
 net                        364                                   364
                     ----------- ------------ ------------ -----------

Net (loss) income         $(181)        $105         $165         $89
                     =========== ============ ============ ===========

Basic net (loss)
 income per share        $(0.01)                                $0.00
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 basic net (loss)
 income per share    19,913,246                            19,913,246
                     ===========                           ===========

Diluted net (loss)
 income per share        $(0.01)                                $0.00
                     ===========                           ===========

Weighted average
 number of shares
 used in computing
 diluted net (loss)
 income per share    19,913,246                            20,301,429
                     ===========                           ===========

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
U.S. dollars in thousands

                                           September 30, December 31,
                                               2006          2005
                                           ------------- -------------
                                             Unaudited
                                           -------------
   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (a)                  $3,773        $3,461
  Marketable securities (a)                      10,062        14,655
  Trade receivables                               1,530         1,614
  Other current assets                              944           905
                                           ------------- -------------

Total current assets                             16,309        20,635
------------------------------------------ ------------- -------------

LONG-TERM INVESTMENTS:
  Marketable securities (a)                      21,776        17,535
  Severance pay fund                                968           825
                                           ------------- -------------

Total long-term investments                      22,744        18,360
------------------------------------------ ------------- -------------

PROPERTY AND EQUIPMENT, NET                       1,031           997
                                           ------------- -------------

OTHER ASSETS, NET:
  Other intangibles, net                            679           990
  Goodwill                                        4,630         4,630
                                           ------------- -------------

Total other assets                                5,309         5,620
------------------------------------------ ------------- -------------

Total assets                                    $45,393       $45,612
------------------------------------------ ============= =============

(a) Total cash and investments                  $35,611       $35,651
                                           ============= =============

   LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
  Trade payables                                 $1,103          $981
  Deferred revenues                               5,638         5,533
  Accrued expenses and other liabilities          3,097         3,373
                                           ------------- -------------

Total current liabilities                         9,838         9,887
------------------------------------------ ------------- -------------

LONG-TERM LIABILITIES:
  Deferred revenues                                 397             -
  Accrued severance pay                           1,471         1,250
                                           ------------- -------------

Total long-term liabilities                       1,868         1,250
------------------------------------------ ------------- -------------

SHAREHOLDERS' EQUITY:
  Share capital                                      58            57
  Additional paid-in capital                     71,242        70,297
  Accumulated other comprehensive loss             (165)         (369)
  Accumulated deficit                           (37,448)      (35,510)
                                           ------------- -------------

Total shareholders' equity                       33,687        34,475
------------------------------------------ ------------- -------------

Total liabilities                               $45,393       $45,612
------------------------------------------ ============= =============

    CONTACT: Jacada Ltd.
             Ann Conrad, 770-352-1310, ext. 382
             aconrad@jacada.com
             www.jacada.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               JACADA LTD.

                                               By: /s/ Tzvia Broida
                                                   -----------------------------
                                               Name:  Tzvia Broida
                                               Title: Chief Financial Officer

Dated: November 13, 2006